Exhibit 99.1

Waldencast Reports Q1 2024 Financial Results

$68.3 million of Net Revenue
+21.0% Comparable Net Revenue: +20.6% Obagi Skincare and +21.5% Milk Makeup
Adjusted EBITDA of $11.4 million, up +12.9% vs Q1 2023

May 21, 2024 – White Plains, New York – Waldencast plc (NASDAQ: WALD) (“Waldencast” or the “Company”), a global multi-brand beauty and wellness platform, today reported operating results for the quarter ended March 31, 2024 (“Q1 2024 Financials”) on Form 6-K to the U.S. Securities and Exchange Commission, which are also available on the Company's investor relations site at http://ir.waldencast.com/.

Michel Brousset, Waldencast Founder and CEO, said: ”We had a strong start to the year, growing 21.0% in Comparable Net Revenue, improving substantially our Gross Margin, and growing double-digits in Adjusted EBITDA. Q1 2024 was a quarter of exciting innovation, growth of both our brands’ communities, and expansion of our reach in current and new channels of distribution. We enter the second quarter with significant momentum and a strengthened operational platform which will allow us to profitably accelerate further our top line. I want to thank the Waldencast team for their commitment and passion that enabled the delivery of this performance"

Beauty Market Context
•Prestige Beauty closed 2023 at +14%1, more than double Mass Beauty. This momentum continued albeit with a moderating trend in Q1, with Prestige Beauty growing +9%2, still ahead of its historical growth.
•Prestige Skin Care grew at +10%2 in Q1 through premiumization as consumers increasingly look for higher levels of performance and skin transformative products.
•Prestige Make Up, previously the fastest growing category within beauty, registered a growth of +5%2 in Q1 as the category normalized after the post Covid rebound. This rate of growth is expected to accelerate driven by the rise in popularity and sophistication of make up amongst younger consumers.

Q1 2024 Results Overview & FY 2024 Outlook
Please refer to the definitions and reconciliations set out further in this release with respect to certain adjusted non-GAAP measures discussed below which are included to provide an easier understanding of the underlying performance of the business but should not be seen as a substitute for the U.S. GAAP numbers presented in this release.

Net Revenue for Q1 2024 was $68.3 million. Comparable Net Revenue for the same period (i.e. excluding the China Business), was $67.9 million, a 21.0% increase vs. Q1 2023. In Q1 2023, Net Revenue and Adjusted EBITDA included $4.6 million in sales to our former Southeast Asia distributor, all recognized in Q1 upon receipt of cash, while sales were lower in Q1 2024 as we ramp up our new go-to-market structure in the region.

Gross Profit for Q1 2024 was $49.6 million, compared to Gross Profit of $37.0 million in Q1 2023.

1 Circana, U.S. Prestige Beauty Total Measured Market and OmniMarket Core Outlets, dollar sales January-December 2023 versus 2022.
2 Circana, U.S. Prestige Beauty Total Measured Market and OmniMarket Core Outlets, dollar sales January-March 2024 versus 2023.

Adjusted Gross Profit for Q1 2024 was $52.1 million, a 32.9% increase as compared to Adjusted Gross Profit of $39.2 million in Q1 2023. The improvement in Adjusted Gross Profit came from a higher proportion of e-commerce sales, the shift to a direct model with Amazon, reduced off-price sales, and lower inventory write-offs compared to Q1 2023. This was partially offset by the positive impact of sales to the former Southeast Asia distributor in Q1 2023.

Net Loss for Q1 2024 was $3.9 million, compared to a Net Loss of $13.2 million in Q1 2023 as our results are still impacted by adjustments related to the FY 2022 restatement and non-cash amortization related to the Business Combination.

Adjusted EBITDA for Q1 2024 was $11.4 million, 16.6% of Net Revenue compared with an Adjusted EBITDA Margin of 16.9% in Q1 2023. The robust growth in more profitable channels of distribution, expansion of Adjusted Gross Margin, and operational leverage across the Group were mitigated by increased investment in future growth.

Liquidity: As of March 31, 2024, we had $26.8 million in cash and cash equivalents and $150.5 million of Net Debt. Positive free cash flow generation was offset by non-recurring costs in connection with the restatement of our FY 2022 accounts. In 2024, we remain committed to deleverage while further investing in the development of our brands and the growth of our business.

Fiscal 2024 Outlook: We expect full year Comparable Net Revenues to grow faster than the growth rate seen in the Q1 2024. Adjusted EBITDA Margin for FY2024 is expected to be in the mid-teens, substantially higher than FY 2023 of 11.2%. This will be driven by anticipated improvement of Gross Margin vs. 2023 and dilution of fixed expenses, balanced with efficient investments in sales and marketing growth drivers.

Q1 2024 Highlights

U.S. Dollars (in millions except for percentages)	Q1 2024	Q1 2023	Growth %	FY 2023	Growth vs FY 2022
Net Revenue	$68.3	$60.0	13.8%	$218.1	5.2%
Obagi Skincare	33.8	31.6	7.0%	117.7	(12.8)%
Milk Makeup	34.5	28.4	21.5%	100.5	38.6%

Obagi China Business	0.4	3.9		5.6

Comparable Net Revenue	$67.9	$56.1	21.0%	$212.5	15.3%
Obagi Skincare	33.4	27.7	20.6%	112.0	0.2%
Milk Makeup	34.5	28.4	21.5%	100.5	38.6%

Adjusted Gross Profit	$52.1	$39.2	32.9%	$150.4
Margin %	76.3%	65.3%		69.0%
Obagi Skincare	27.5	20.4	34.8%	83.7
Margin %	81.4%	64.8%		71.2%
Milk Makeup	24.6	18.7	31.6%	66.7
Margin %	71.3%	65.9%		66.4%

Adjusted EBITDA	$11.4	$10.1	12.9%	$24.4
Margin %	16.6%	16.9%		11.2%
Obagi Skincare	6.7	5.5	21.8%	20.8
Margin %	20.0%	17.4%		17.7%
Milk Makeup	10.0	8.9	12.4%	18.4
Margin %	29.1%	31.4%		18.3%
Central Costs	(5.4)	(4.3)	25.6%	(14.8)

Obagi Skincare:
•Net Revenue of $33.8 million. Comparable Net Revenue of $33.4 million, a 20.6% increase from Q1 2023, and Adjusted EBITDA of $6.7 million, a 21.8% increase from Q1 2023.
•Growth across key channels, including the U.S. physician dispensed channel, combined with strong acceleration in e-commerce, and expansion of international distributors.
•Total e-commerce sales more than doubled in Q1 2024 vs Q1 2023 driving a substantially improved Gross Margin mix.
•Robust results from the acceleration of innovation with the strong performance of Daily Hydro-Drops® Rejuvenating Eye Gel Cream (a powerhouse innovation to expand the popular Daily Hydro-Drops® franchise).
•As previously announced, we have established subsidiaries in Southeast Asia to strengthen our presence in the region. We started operations in Vietnam in Q3 2023, and expect to expand into new markets shortly. We are still in the ramp up period of this new go-to-market structure and we have not yet reached the level of sales we had with the former distributor.
•Focus on profitable growth continues, with strong emphasis on Gross Margin and accelerating investment in business drivers to support our growth.

Milk Makeup:
•Net Revenue of $34.5 million, a growth of 21.5% vs. Q1 2023, whilst delivering Adjusted EBITDA of $10.0 million increasing 12.4% from Q1 2023.
•Robust growth in North America, and in our e-commerce channel combined with continued traction of our international expansion, including highly successful brand launches at key retailers in Scandinavia and the U.K. driving performance.
•Accelerated innovation and launched three category leading innovations: Cloud Foaming Primer, an industry first texture for primers with a glow finish. Kush Lip Oils, building on our successful Kush franchise for a sheer, non-sticky hydrating lip oil that delivers an intense hit of hydration and shine. And our viral Cooling Water Jelly Tint, a long-lasting lip and cheek stain with a unique hydrating, bouncy jelly texture for a buildable burst of color.
•Adjusted EBITDA margin contracted as planned from 31.4% in Q1 2023 to 29.1% in Q1 2024 due to investments in innovation launches. Our focus on profitable growth continues, with strong emphasis on Gross Margin and accelerating investment in marketing, community, and international structure to support growth.

Conference Call and Webcast Information
Waldencast will host a conference call to discuss its first quarter results ended March 31, 2024, today, May 21, 2024, at 8:30 AM ET. Those interested in participating in the conference call are invited to dial (877) 704-4453. International callers may dial (201) 389-0920. A live webcast of the conference call will include a slide presentation and will be available online at https://ir.waldencast.com/. A replay of the webcast will remain available on the website until the Company's next conference call. The information accessible on, or through, our website is not incorporated by reference into this release.

Non-GAAP Financial Measures
In addition to the financial measures presented in this release in accordance with U.S. GAAP, Waldencast separately reports financial results on the basis of the measures set out and defined below which are non-GAAP financial measures. Waldencast believes the non-GAAP measures used in this release provide useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. Waldencast believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends given the business combination ("Business Combination") of Waldencast with Obagi Global Holdings Limited ("Obagi Skincare") and Milk Makeup LLC ("Milk Makeup") on July 27, 2022 and certain other factors. These non-GAAP measures also provide perspective on how Waldencast’s management evaluates and monitors the performance of the business.

There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net income/loss to arrive at non-GAAP financial measures are significant components for understanding and assessing our financial performance. Non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP.

Please refer to definitions set out in the release and the tables included in this release for a reconciliation of these metrics to the most directly comparable GAAP financial measures.

Comparable Net Revenue is defined as Net Revenue excluding sales related to the former Obagi Skincare China business, which was not acquired by Waldencast at the time of the Business Combination (the “Obagi China Business”) as was presented in previous earnings releases. The sales to the Obagi China business have a below market sales price for a defined period of time after the acquisition of Obagi Skincare. As a result of the acquisition, a below market contract liability was recognized and is amortized based on sales. This adjustment is shown in the Adjusted EBITDA reconciliation. Management believes that this non-GAAP measures provides perspective on how Waldencast’s management evaluates and monitors the performance of the business. See reconciliation to U.S. GAAP Net Revenue above in the Q1 2024 Highlights section.
Adjusted EBITDA is defined as GAAP net income (loss) before interest income or expense, income tax (benefit) expense, depreciation and amortization, and further adjusted for the items as described in the reconciliation below. We believe this information will be useful for investors to facilitate comparisons of our operating performance and better identify trends in our business. Adjusted EBITDA excludes certain expenses that are required to be presented in accordance with GAAP because management believes they are non-core to our regular business. These include non-cash expenses, such as stock-based compensation, inventory fair value adjustments, the amortization of fair value of the related party liability to the Obagi China Business, change in fair value of financial instruments, loss on impairment of leases, and foreign currency transaction loss (gain). In addition adjustments include expenses that are not related to our underlying business performance including (1) legal, advisory and consultant fees related to the financial restatement of previously issued financial statements and the SEC investigation; (2) costs to recover and the value of the inventory recovered from the acquisition of the Vietnam distributor, and the associated discontinued product; and (3) other non-recurring costs, primarily legal settlement costs and contract termination costs. The Adjusted EBITDA by Segment for each period is included in the Appendix.

Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of net revenue. The Adjusted EBITDA Margin reconciliation by Segment for each period is included in the Appendix.

U.S. Dollars (in thousands except for percentages)	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023	Year Ended December 31, 2023

Net Loss	$(3,894)	$(13,209)	$(105,968)
Adjusted For:
Depreciation and amortization	14,884	15,627	60,498
Interest expense, net	4,293	4,479	18,888
Income tax benefit	(685)	(2,449)	(6,975)
Stock-based compensation expense	1,059	4,194	9,235
Restatement related costs(1)	7,924	2,935	32,782
Change in fair value of warrants and interest rate collar(2)	(12,160)	(330)	10,443
Amortization of related party liability(3)	(316)	(2,371)	(4,058)
Other non-recurring costs(4)	246	1,238	9,550
Adjusted EBITDA	11,351	10,114	24,395
Net Revenue	$68,272	$59,953	$218,138
Net Loss % of Net Revenue	(5.7)%	(22.0)%	(48.6)%
Adjusted EBITDA Margin	16.6%	16.9%	11.2%
(1) Includes mainly legal, advisory and consultant fees related to the financial restatement for FY 2022 and the SEC investigation.
(2) Relates to change in fair value of warrant liabilities and the interest rate collar.
(3) Relates to the fair value of the related party liability for the unfavorable discount to the Obagi China Business as part of the Business Combination.
(4) Other non-recurring costs include the amortization of the fair value step-up as a result of the business combination, legal settlements, foreign currency transaction losses, the cost and gain of the recovery of inventory from the Vietnam distributor, product discontinuation costs related to advanced purchases for the Vietnam distributor, and a one-time contract termination cost and lease impairment.

Adjusted Gross Profit is defined as GAAP gross profit excluding the impact of inventory fair value adjustments, amortization of the supply agreement and formulation intangible assets, and the amortization of the fair value of the related party liability the Obagi China Business. The Adjusted Gross Profit reconciliation by Segment for each period is included in the Appendix.

Adjusted Gross Margin is defined as Adjusted Gross Profit divided by GAAP Net Revenue.

Net Debt Position is defined as the principal outstanding for the 2022 Term Loan and 2022 Revolving Credit Facility minus the cash and cash equivalents as of March 31, 2024.

U.S. Dollars (in thousands)	Reconciliation of Net Carrying Amount of debt to Net Debt
Current portion of long-term debt	$24,352
Long-term debt	149,369
Net carrying amount of debt	173,721
Adjustments:
Add: Unamortized debt issuance costs	3,541
Less: Cash & cash equivalents	(26,769)
Net Debt	$150,493

About Waldencast plc
Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Skincare and Milk Makeup. As part of the Waldencast platform, its brands will benefit from the operational scale of a multi-brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.

Obagi Skincare is an industry-leading, advanced skin care line rooted in research and skin biology, refined with a legacy of 30 years’ experience. First known as leaders in the treatment of hyperpigmentation with the Obagi Skincare Nu-Derm® System, Obagi Skincare products are designed to diminish the appearance of premature aging, photodamage, skin discoloration, acne, and sun damage. More information about Obagi Skincare is available on the brand’s website at www.obagi.com.

Founded in 2016, Milk Makeup quickly became a cult-favorite among the beauty community for its values of self-expression and inclusion, captured by its signature Live Your Look, its innovative formulas and clean ingredients. The brand creates vegan, cruelty-free, clean formulas from its Milk Makeup HQ in Downtown NYC. Currently, Milk Makeup offers over 300 products through its US website www.MilkMakeup.com, and its retail partners including Sephora in North America, Europe, the Middle East and Australia and Cult Beauty and Selfridges in the UK.

Cautionary Statement Regarding Forward-Looking Statements
All statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about: statements regarding Waldencast’s outlook and guidance for Fiscal 2024, the Company’s ability to deliver financial results in line with expectations; expectations regarding sales, earnings or other future financial performance and liquidity or other performance measures; the Company’s long-term strategy and future operations or operating results; expectations with respect to the Company’s industry and the markets in which it operates; future product introductions; the Company’s ability to evidence compliance with all applicable requirements for continued listing on Nasdaq; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) the inability to recognize the anticipated benefits of the business combination with Obagi Skincare and Milk Makeup, (ii) the ability of the Company to file required financial results in a timely manner, (iii) the Company’s ability to successfully remediate the material weaknesses in the Company’s internal control over financial reporting, (iv) the potential for delisting, legal proceedings or government investigations or enforcement actions, including those relating to the subject of the Audit Committee of the Company’s Board of Directors’ review or inability to finalize financial results in a timely manner, (v) the Company’s ability to obtain additional waivers from the Administrative Agent and the lenders under its credit facilities for any continuing or future defaults or events of default, (vi) volatility of Waldencast's securities due to a variety of factors, including Waldencast's inability to implement its business plans or meet or exceed its financial projections and changes, (vii) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities, (viii) the ability of Waldencast to implement its strategic initiatives and continue to innovate Obagi Skincare’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences, (ix) any shifts in the preferences of consumers as to where and how they shop, and (x) social, political and economic conditions. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our 2023 20-F (File No. 01-40207), filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2024, and in our other documents that we file or furnish with the SEC, which you are encouraged to read.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:

Investors
ICR
Allison Malkin
waldencastir@icrinc.com

Media
ICR
Brittney Fraser/Alecia Pulman
waldencast@icrinc.com

Appendix
Adjusted EBITDA Margin by Segment

	Obagi Skincare
U.S. Dollars (in thousands except for percentages)	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023	Year Ended December 31, 2023

Net Loss	$(5,761)	$(3,932)	$(32,214)
Adjusted For:
Depreciation and amortization	10,395	10,472	41,984
Interest expense, net	3,187	2,863	12,644
Income tax benefit	(687)	(2,449)	(6,997)
Stock-based compensation expense	(781)	1,488	726
Restatement related costs	467	38	1,701
Amortization of related party liability	(316)	(2,371)	(4,058)
Other non-recurring costs	239	(634)	7,028
Adjusted EBITDA	$6,743	$5,475	$20,814
Net Revenue	$33,768	$31,551	$117,651
Net Loss % of Net Revenue	(17.1)%	(12.5)%	(27.4)%
Adjusted EBITDA Margin	20.0%	17.4%	17.7%

	Milk Makeup
U.S. Dollars (in thousands except for percentages)	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023	Year Ended December 31, 2023

Net Income (Loss)	$5,340	$816	$(5,655)
Adjusted For:
Depreciation and amortization	4,489	5,155	18,514
Interest expense, net	(55)	188	590
Income tax expense	—	—	10
Stock-based compensation expense	357	874	2,352
Restatement related costs	—	—	27
Other non-recurring costs	(105)	1,872	2,566
Adjusted EBITDA	$10,026	$8,905	$18,404
Net Revenue	$34,503	$28,402	$100,487
Net Income/(Loss) % of Net Revenue	15.5%	2.9%	(5.6)%
Adjusted EBITDA Margin	29.1%	31.4%	18.3%

	Central costs
U.S. Dollars (in thousands except for percentages)	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023	Year Ended December 31, 2023

Net Loss	$(3,472)	$(10,093)	$(68,099)
Adjusted For:
Interest expense, net	1,160	1,429	5,654
Income tax expense	2	—	12
Stock-based compensation expense	1,482	1,832	6,157
Restatement related costs	7,457	2,897	31,054
Change in fair value of warrants and interest rate collar	(12,160)	(330)	10,443
Other non-recurring costs	112	—	(44)
Adjusted EBITDA	$(5,419)	$(4,265)	$(14,823)
Net Revenue	$—	$—	$—
Net Loss % of Net Revenue	N/A	N/A	N/A
Adjusted EBITDA Margin	N/A	N/A	N/A

Adjusted Gross Profit

	Group
(In thousands except for percentages)	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023	Year Ended December 31, 2023
Net Revenue	$68,271	$59,953	$218,138
Gross Profit	$49,580	$37,029	$141,577
Gross Profit Margin	72.6%	61.8%	64.9%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability(1)	(316)	(2,371)	(4,058)
Amortization of the inventory fair value adjustment(2)	—	1,691	1,691
Amortization impact of intangible assets(3)	2,801	2,801	11,205
Adjusted Gross Profit	$52,065	$39,150	$150,415
Adjusted Gross Margin %	76.3%	65.3%	69.0%
(1) Relates to the fair value of the related party liability for the unfavorable discount to the Obagi China Business as part of the Business Combination.
(2) Relates to the amortization of the inventory fair value step-up as a result of the Business Combination.
(3) The Supply Agreement and Formulations intangible assets are amortized to COGS.

	Obagi Skincare
U.S. Dollars (in thousands except for percentages)	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023	Year Ended December 31, 2023
Net Revenue	$33,768	$31,551	$117,651
Gross Profit	$24,989	$20,003	$76,582
Gross Profit Margin	74.0%	63.4%	65.1%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability	(316)	(2,371)	(4,058)
Amortization impact of intangible assets	2,801	2,801	11,205
Adjusted Gross Profit	$27,474	$20,433	$83,729
Adjusted Gross Margin %	81.4%	64.8%	71.2%

	Milk Makeup
U.S. Dollars (in thousands except for percentages)	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023	Year Ended December 31, 2023
Net Revenue	$34,503	$28,402	$100,487
Gross Profit	$24,597	$17,026	$64,995
Gross Profit Margin	71.3%	59.9%	64.7%
Gross Margin Adjustments:
Amortization of the inventory fair value adjustment	—	1,691	1,691
Adjusted Gross Profit	$24,597	$18,717	$66,686
Adjusted Gross Margin %	71.3%	65.9%	66.4%

2023 Financial Overview
In order to allow for a better analysis of our financials, we have presented below quarterly sales information for Obagi Skincare and Milk Makeup on a quarterly basis for FY2023. These figures are based on management reporting and are not audited.

U.S. Dollars (In millions)	Q1	Q2	1H	Q3	Q4	2H	FY
Net Revenue	$60.0	$49.4	$109.3	$53.7	$55.1	$108.8	$218.1
Obagi Skincare	31.6	25.5	57.0	28.2	32.5	60.6	117.7
Milk Makeup	28.4	23.9	52.3	25.5	22.6	48.2	100.5

Obagi China Business	3.9	(0.5)	3.4	2.3	—	2.3	5.6

Comparable Net Revenue	$56.1	$49.9	$106.0	$51.4	$55.1	$106.5	$212.5
Obagi Skincare	27.7	26.0	53.7	25.9	32.5	58.4	112.0
Milk Makeup	28.4	23.9	52.3	25.5	22.6	48.2	100.5

Adjusted Gross Profit	$39.2	$33.8	$73.0	$37.2	$40.3	$77.4	$150.4
Obagi Skincare	20.4	18.0	38.5	19.3	26.0	45.3	83.7
Milk Makeup	18.7	15.8	34.5	17.9	14.3	32.2	66.7

Adjusted EBITDA	$10.1	$3.9	$13.9	$4.9	$5.6	$10.5	$24.4
Obagi Skincare	5.5	4.1	9.6	3.3	8.0	11.2	20.8
Milk Makeup	8.9	3.8	12.7	4.3	1.4	5.7	18.4
Central	(4.3)	(4.2)	(8.5)	(2.7)	(3.7)	(6.4)	(14.8)